

Mail Stop 3561

March 2, 2007

<u>By U.S. Mail</u>

António Luís Guerra Nunes Mexia
Chief Executive Officer
EDP - Energias de Portugal
Praca Marques de Pombal, 12
Lisbon, Portugal 1250-162

>   **Re: EDP - Energias de Portugal**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed July 14, 2006**
>   **File No. 1-14648**

Dear Mr. Mexia:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant